May 30, 2017

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attention:  Lisa Larkin

            Re:       Vanguard Chester Funds (the “Trust”)

Request for Withdrawal of Registration Statement on Form N-14 (File No. 333- 218247)

Dear Ms. Larkin:

                Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of the following Registration Statement filed on May 26, 2017.

Date Filed	Submission Type	Accession Number
05/26/2017	N-14	0000932471-17-004243

            The Trust is requesting such withdrawal because the Registration Statement were made under the incorrect form type.  No securities of the Trust were sold, or will be sold, pursuant to the Registration Statement. It is therefore in the best interest of the Trust and the public that the filing be withdrawn. It is our understanding that this application for withdrawal of the Registration Statement be deemed granted as of the date it is filed with the SEC unless the Trust receives notice from the SEC that this application will not be granted.  Please direct any communications concerning this filing to Jaliya Faulkner at (610) 669-2153.

Sincerely,

Vanguard Chester Funds

Laura J. Merianos

Assistant Secretary